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Filed by Click2learn, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Click2learn, Inc.
Docent, Inc.
Commission File No.: 00-24289

Click2learn Internal FAQ
S-4 Filing 11/16/03

SAFE HARBOR STATEMENT/ FORWARD-LOOKING STATEMENTS

Information in this presentation may contain forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring, and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company's product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent's and Click2learn's with the Securities and Exchange Commission, including the companies' respective 10-K and 10-Q filings.

Additional Information And Where To Find It

        Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

        Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Q. What is an S-4?

Form S-4 is a joint proxy statement/prospectus that must be filed with the Securities and Exchange Commission as a standard part of the stockholder approval process. The document contains business and financial information about the proposed merger between Click2Learn and Docent. A large portion of its contents are derived from previous SEC filings by each company in the accordance with normal disclosure practices.

Q. What new information about the merger is contained in the S-4?

New information includes schedule and logistics information for the special shareholder meetings that each company will hold to obtain merger approval, further detail pertaining to the transaction and merger terms, and the executive officers and board members for the new organization. The name of the new company has not been determined, and is simply referenced as "Newco" in the S-4.

Q. When will a new name be decided?

A branding firm has been retained to assist us with naming and branding the company, and has been working with people from both companies to develop a new name for several weeks. We expect the new name to be publicly announced at the close of the merger.

Q. Who will be the executive officers of the new company?

        Following the transaction, the executive management team of the new company will be comprised of members of Click2learn and Docent's executive management teams. The new assignments are:

Name	Newco Position	Current Position
R. Andrew Eckert	Chief Executive Officer and Director	President, Chief Executive Officer and Director, Docent
Kevin Oakes	President and Director	Chief Executive Officer, Chairman of the board of directors, Click2learn
Neil J. Laird	Senior Vice President, Chief Financial Officer	Senior Vice President and Chief Financial Officer, Docent
Srinivasan Chandrasekar	Senior Vice President, Products	Chief Technology Officer, Click2learn
David Crussell	Senior Vice President, Professional Services and Operations	Senior Vice President, World Wide Operations, Docent
Sudheer Koneru	Senior Vice President, International Operations	Chief Strategy Officer, Click2learn
Sanjay P. Dholakia	Senior Vice President, Marketing and Alliances	Vice President, Marketing and Business Development, Docent
Steven Esau	Senior Vice President, General Counsel, and Secretary	Senior Vice President, General Counsel and Secretary, Click2learn

Q. What does this imply for other members of the Click2learn Executive Team?

The merger will result in changes of responsibilities in most areas of the company, including the Click2learn executive team. While several of the remaining executives will continue with the company in key roles in their respective areas, some others will be leaving the company upon completion of the merger. As the integration process continues, we will provide further information in a future update on other roles and responsibilities within the combined organization.

Q. If the executive leading my department is leaving or staying, does that mean that my position will be eliminated or retained as well?

No. Whether any particular executive is leaving or staying with the combined company does not necessarily mean that any particular individuals in that department will be leaving or staying. You should not make any assumptions with respect to your position at this time. We will be making all staffing decisions over the next couple of months and expect to relay those decisions upon deal closure.

Q. What will the reporting structure be for the executive management team?

Please see the following organizational chart for reporting structures.

Some details:

Kevin will oversee N.A. Sales, Marketing and Alliances.

Neil will oversee Finance and HR.

Srinivas will oversee R&D and QA.

Dave will oversee N.A. Professional Services, Support, Hosting and IT.

Sudheer will oversee India, EMEA and Asia Pac sales and operations.

Steve will oversee Legal.

Q. Have other decisions been made regarding management positions?

No other formal decisions have been made regarding individuals, functions, and job roles.

Q. Who will be on the board of directors for the new company?

Following the transaction, the board of directors of the new company will be balanced, consisting of eight members:

  •
  The four designees from Click2learn's board of directors will be: Kevin Oakes, John Coné, Sally Narodick and Vijay Vashee.

  •
  The four designees from Docent's board of directors will be: R. Andrew Eckert, Jack L. Acosta, Donald E. Fowler and Ali R. Kutay.

Don Fowler will serve as Chairman of the Board for the new company, John Coné will serve as the head of the Compensation Committee, Jack Acosta will serve as the head of the Audit Committee, and Sally Narodick will serve as the head of the Corporate Governance Committee.

Q. What is the status of the integration teams? What has been completed to date?

We have structured a number of integration teams that span all of the functions of our company. Executive leaders from both organizations have been assigned to each of these teams. In many cases participants have been assigned from both organizations and in a few cases introductory planning meetings have been held either in Mountain View or Bellevue. Our goal is to initiate every team in the next 1 to 2 weeks.

Generally the process each team will follow is to inventory and document what each company does today related to information systems and tools, process and procedures, and roles. The team will then be responsible for deciding how the new combined organization will operate, developing a plan for these changes and ultimately implementing these changes after the companies merge.

Sudheer is heading up the integration efforts for Click2learn.

Q. When will reductions in force be done?

We will be eliminating duplicate functions upon completion of the merger, and most likely in the months following the merger. Almost every department will feel some effect of this, although no decisions have been made to date on any individuals, functions or departments. We expect to handle this transition professionally, and great care will be taken by the respective HR departments to ensure this.

Q. I notice that Click2learn is the acquirer. What are the implications of this?

The merger was structured as "merger of equals" transaction, in which each company was acquired by a newly formed corporation. Accounting rules require that one of the two existing parties be designated as the "acquirer" even in a transaction of this nature. The choice of Click2learn as the "acquirer" is based on accounting rules for determining which party should be designated the acquirer in a merger of equals transaction. It does not mean that the transaction is not a merger of equals. As seen in the S-4, the management team and board of directors are both balanced in their composition.

Q. When is the deal expected to close?

The merger is subject to customary closing conditions, including stockholder approvals, and is still expected to be completed in the first quarter of 2004.

Q. How can I get more information? What regular communication should I expect regarding integration and when?

We plan on continuing to update employees on a regular basis on our progress. We expect to have regular monthly updates from our Integration team leader Sudheer. In addition, HR plans on publishing regular Employee FAQ's as employee questions are collected and answered. Those will be posted on Click2web under the Integration/Merger section and sent via email to employees. You may continue to ask your manager or department VP for information or you may address the integration team directly with your questions. You may also use the anonymous question email alias to ask questions. We will endeavor to answer all questions when are able to, keeping in mind the parameters and regulations imposed on us by applicable laws.

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Click2learn Internal FAQ S-4 Filing 11/16/03